EXHIBIT VII
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ELEPHANT & CASTLE
     [LOGO]

                                                           FOR IMMEDIATE RELEASE
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                          ELEPHANT & CASTLE GROUP INC.

      ELEPHANT & CASTLE GROUP INC. ENTERS INTO NON-BINDING LETTER OF INTENT

VANCOUVER, BRITISH COLUMBIA, CANADA - DECEMBER 1, 2006 Elephant & Castle Group Inc. (the Company") (OTCBB - PUBSF) today announced that it has entered into a non-binding letter of intent (the "Letter of Intent") with Repechage Investments Limited ("Repechage"), a corporation based in St. John's Newfoundland, with respect to the acquisition by Repechage of all of the issued and outstanding common shares in the capital of the Company (the "Transaction"). Pursuant to the terms of the Letter of Intent, the purchase price for all outstanding common shares of the Company will be an aggregate of US$29.6 million, or approximately US$0.80 per share, assuming that all debt of the Company has been repaid and the redemption, conversion, exercise or termination of all preferred shares and other convertible securities of the Company. It is anticipated that the Transaction will be completed by way of a plan of arrangement under the British Columbia BUSINESS CORPORATIONS ACT.

Closing of the Transaction is anticipated to occur in the first quarter of 2007, and will be subject to a number of conditions, including the following:

     o the entering into of a definitive agreement between the Company and Repechage relating to the Transaction;

     o the entering into of definitive support agreements between Repechage, certain significant securityholders of the Company and certain members of management of the Company; and

     o the receipt of all necessary approvals, including approval by the shareholders of the Company and court approval.

In order to consider the Transaction and make recommendations to the Board of Directors of the Company, an independent special committee of the Company's Board of Directors has been appointed. The members of the special committee consist of Tom Chambers (Chair), Jeffrey Barnett and Colin Stacey.

Repechage is an investment company formed under the laws of Newfoundland and Labrador that holds investments in the transportation, service and real estate sectors. Repechage is closely held, with a majority of its shares being held by David L. Dobbin and members of his family.

This news release (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements, such as statements relating to future expansion, that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statement. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to competition, fluctuations and changes in consumer preferences and attitudes, intellectual property protection, development and construction activities. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 25th, 2005.

                          ELEPHANT & CASTLE GROUP INC.
              12H FLOOR, 1190 HORNBY STREET, VANCOUVER, BC V6Z 2K5
                     PH: (604) 684-6451 FAX: (604) 684-8595